Exhibit 99.1

ELBIT IMAGING ANNOUNCES SALE

OF ADDITIONAL ELBIT MEDICAL SHARES

Tel Aviv, Israel, November 8, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that the Company has completed the sale of an additional 22,139,017 shares of Elbit Medical Technologies Ltd. (“Elbit Medical”) to an affiliate of Exigent Capital Group, at a price per share of NIS 0.96, and total consideration of US$ 5,786,402. The sold shares constitute approximately 15% of the outstanding share capital of Elbit Medical. As a result of the sale, the Company’s shareholding in Elbit Medical decreased to approximately 75%. In September 2018, the Company sold 11,574,146 Elbit Medical shares, constituting 5% of Elbit Medical’s outstanding share capital, to affiliates of Exigent Capital Group.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com